Crestwood Midstream Partners LP

Crestwood Midstream Finance Corporation

700 Louisiana Street, Suite 2060

Houston, TX 77002

VIA EDGAR

May 29, 2013

Re:	Crestwood Midstream Partners LP, Crestwood Midstream Finance
Corporation and Subsidiary Guarantors
Registration Statement on Form S-4 (File No. 333-187608)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

Crestwood Midstream Partners LP, Crestwood Midstream Finance Corporation and each of the co-registrant subsidiary guarantors listed in the above-referenced Registration Statement on Form S-4 (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on May 30, 2013, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Edward P. Tolley III of Simpson Thacher & Bartlett LLP at (212) 455-3189 or David Azarkh of Simpson Thacher & Bartlett LLP at (212) 455-2462.

Very truly yours,

Crestwood Midstream Partners LP

By:	Crestwood Gas Services GP LLC, its general partner

By:	/s/ STEVEN M. DOUGHERTY
Name:	Steven M. Dougherty
Title:	Senior Vice President, Interim Chief Financial Officer and Chief Accounting Officer

Crestwood Midstream Finance Corporation

By:	/s/ STEVEN M. DOUGHERTY
Name:	Steven M. Dougherty
Title:	Senior Vice President, Interim Chief Financial Officer and Chief Accounting Officer

Cowtown Gas Processing Partners L.P.
Cowtown Pipeline Partners L.P.

By:	Crestwood Gas Services Operating GP LLC, its general partner

By:	Crestwood Gas Services Operating LLC, its sole member

By:	Crestwood Midstream Partners LP, its sole member

By:	Crestwood Gas Services GP LLC, its general partner

Crestwood Gas Services Operating GP LLC

By:	Crestwood Gas Services Operating LLC, its sole member

By:	Crestwood Midstream Partners LP, its sole member

By:	Crestwood Gas Services GP LLC, its general partner

Crestwood Gas Services Operating LLC
Crestwood New Mexico Pipeline LLC
Crestwood Pipeline LLC
Crestwood Sabine Pipeline LLC
Crestwood Appalachia Pipeline LLC
Crestwood Marcellus Pipeline LLC
Crestwood Ohio Midstream Pipeline LLC

By:	Crestwood Midstream Partners LP, its sole member

By:	Crestwood Gas Services GP LLC, its general partner

Crestwood Panhandle Pipeline LLC
Crestwood Arkansas Pipeline LLC

By:	Crestwood Pipeline LLC, its sole member

By:	Crestwood Midstream Partners LP, its sole member

By:	Crestwood Gas Services GP LLC, its general partner

Sabine Treating, LLC

By:	Crestwood Sabine Pipeline LLC, its sole member

By:	Crestwood Midstream Partners LP, its sole member

By:	Crestwood Gas Services GP LLC, its general partner

By:	/s/ STEVEN M. DOUGHERTY
Name:	Steven M. Dougherty
Title:	Senior Vice President, Interim Chief Financial Officer and Chief Accounting Officer

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